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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No.          )*
                                          ---------

                                TEAMSTAFF, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    253876106
           --------------------------------------------------------
                                 (CUSIP Number)

                                DONALD W. KAPPAUF
                                 TEAMSTAFF, INC.
                                300 ATRIUM DRIVE
                               SOMERSET, NJ 08873
                                 (732) 748-1700
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 APRIL 12, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

   NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


-----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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TEAMSTAFF, INC.                  SCHEDULE 13D                 PAGE 2 OF 5 PAGES

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 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     BRIGHTLANE.COM, INC.              I.R.S Identification No.: 65-0922023
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
     N/A
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 (6) Citizenship or Place of Organization
     STATE OF GEORGIA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         3,500,000(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power         0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power         3,500,000(1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power         0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,500,000(1)
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.9%(2)
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(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


(1) Represents shares of the $.01 par value Series A Convertible Preferred Stock (the "Preferred Stock") of TeamStaff, Inc. ("TeamStaff"). The Preferred Stock is convertible at the conversion rate of 70% of the market price of TeamStaff's $.01 par value common stock (the "Common Stock") at the time prior to the conversion, provided, however, in no event will BrightLane be entitled to receive more than 1,500,000 shares of the Common Stock. The Preferred Stock may not be converted unless (i) the Merger Agreement between TeamStaff and BrightLane (as described in Item 4 below) is terminated or (ii) the transaction is not consummated by September 30, 2001. In the event the acquisition of BrightLane pursuant to the Merger Agreement is consummated by September 30, 2001, all of the shares of Preferred Stock issued by TeamStaff will be automatically converted into the right to receive an aggregate of 875,295 shares of Common Stock and the Preferred Stock will be automatically retired. There are no voting rights related to the Preferred Stock.

(2) Assumes the Preferred Stock is converted up to the maximum of 1,500,000 shares of Common Stock as provided in Note 1 above.


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TEAMSTAFF, INC.                  SCHEDULE 13D                 PAGE 3 OF 5 PAGES

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D (this "Statement") relates to the purchase by BrightLane.com, Inc. ("BrightLane") of Series A Convertible Preferred Stock, $.01 par value per share, ("Preferred Stock") of TeamStaff, Inc., a New Jersey corporation ("TeamStaff"). The Preferred Stock is convertible at the conversion rate of 70% of the market price of TeamStaff's $.01 par value common stock (the "Common Stock") at the time prior to the conversion, provided, however, in no event will BrightLane be entitled to receive more than 1,500,000 shares of the Common Stock. The Preferred Stock may not be converted unless (i) the Merger Agreement between TeamStaff and BrightLane (as described in Item 4 below) is terminated or (ii) the transaction is not consummated by September 30, 2001. In the event the acquisition of BrightLane pursuant to the Merger Agreement is consummated by September 30, 2001, all of the shares of Preferred Stock issued by TeamStaff will be automatically converted into the right to receive an aggregate of 875,295 shares of Common Stock and the Preferred Stock will be automatically retired. The principal executive offices of TeamStaff are located at 300 Atrium Drive, Somerset, NJ 08873.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The full name of the corporation filing this Statement is BrightLane.com, Inc., a Georgia corporation. BrightLane provides products and services, such as banking, employee benefits, insurance, payroll, recruiting and administrative products and services, to small businesses primarily through its on-line business center website. The address of BrightLane's principal business and executive offices is 3650 Mansell Road, Suite 200, Alpharetta, Georgia 30022.

                  Neither BrightLane nor, to BrightLane's knowledge, any director or executive officer of BrightLane is required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of Schedule 13D. To BrightLane's knowledge, each of its directors and executive officers is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                  The April 12, 2001 purchase by BrightLane of 3,500,000 shares of Preferred Stock at $1.00 per share, for an aggregate purchase price of $3,500,000, was funded from the working capital of BrightLane.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On March 6, 2001, TeamStaff and BrightLane entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which TeamStaff will acquire BrightLane through the merger of its newly-formed subsidiary with BrightLane. Under the terms of the Merger Agreement, TeamStaff will issue to the shareholders of BrightLane approximately 8,066,000 shares of Common Stock in exchange for all the equity stock of BrightLane. The Merger Agreement remains subject to customary closing conditions and the approval of the shareholders of both TeamStaff and BrightLane.

                  In a related transaction, on April 12, 2001, BrightLane and TeamStaff entered into a Series A Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") in which BrightLane purchased 3,500,000 shares of the newly-created Preferred Stock for a purchase price of $3,500,000. TeamStaff used the proceeds of the purchase in order to prepay approximately $3,600,000 of debt (including interest and related fees) owed to its primary lender, FINOVA Capital Corporation ("FINOVA"). This early paydown allowed TeamStaff to save approximately $475,000 in reduced interest and other expenses charged by FINOVA. Should the merger be consummated as provided in the Merger Agreement, all of the Preferred Stock issued by TeamStaff will be converted into the right to receive an aggregate of 875,295 shares of Common Stock.

                  As a result of the consummation of the merger, BrightLane shareholders would collectively receive approximately 8,066,631 shares of Common Stock in exchange for their shares of BrightLane. Out of the 8,066,631 shares of Common Stock, 7,915,631 would be issued at the closing of the Merger Agreement and 150,000 would be withheld and placed in escrow under the indemnification provisions of the Merger Agreement. It is anticipated that BrightLane shareholders will own approximately 49% of the shares of Common Stock outstanding after the merger.

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TEAMSTAFF, INC.                  SCHEDULE 13D                 PAGE 4 OF 5 PAGES

         Responses to the specific requests of Item 4 are as follows:

         (a) Other than as a result of the Purchase Agreement and Merger Agreement described above, not applicable.

         (b) Other than as a result of the Purchase Agreement and Merger Agreement described above, not applicable.

         (c)      Not applicable.

         (d) It is anticipated that upon consummation of the merger pursuant to the Merger Agreement, four of BrightLane's directors will be appointed as directors of TeamStaff and that several of the current directors of TeamStaff will resign from their positions. After such appointments and resignations, the TeamStaff Board of Directors will be comprised of eight members.

         (e) Other than as a result of the Merger Agreement described above, not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j) Other than described above, BrightLane currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although BrightLane reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Purchase Agreement, BrightLane may be deemed to be the beneficial owner of 3,500,000 shares of Preferred Stock. The Preferred Stock is convertible into up to 1,500,000 shares of Common Stock. Such TeamStaff Common Stock constitutes approximately 15.9% of the issued and outstanding shares of TeamStaff Common Stock based on the number of shares of TeamStaff Common Stock outstanding as of May 17, 2001. There are no voting rights related to the Preferred Stock.

         (c) Other than the Purchase Agreement and the Merger Agreement, described in Item 4 above, to BrightLane's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To BrightLane's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of BrightLane reported on herein.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Purchase Agreement and Merger Agreement and the exhibits thereto, which include agreements entered into by officers, directors and certain shareholders of both BrightLane and TeamStaff that commit


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TEAMSTAFF, INC.                    SCHEDULE 13D               PAGE 5 OF 5 PAGES


such persons to vote their shares in favor of the Merger Agreement, to the knowledge of BrightLane, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of TeamStaff, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Agreement and Plan of Merger by and among TeamStaff, Inc., TeamSub, Inc. and BrightLane.com, Inc., dated as of March 6, 2001, as amended by Amendment No. 1 dated March 26, 2001 and Amendment No. 2 dated April 6, 2001 (without exhibits and schedules).


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2001                      BrightLane.com, Inc.


                                  By: /s/ Alan Najjar
                                     -------------------------------------
                                           Alan Najjar, COO